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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Tollefson                       Louise                 B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                    18665 S.E. Village Circle
--------------------------------------------------------------------------------
                                    (Street)

   Tequesta                           FL                 33469
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

    NYMAGIC, INC.    "NYM"
--------------------------------------------------------------------------------
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

          FEBRUARY/2002
     ---------------------------------------------------------------------------
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

COMMON STOCK, par value $1.00                                                                                             As benefi-
per share                                                                                          1,080,667        I     ciary of
                                                                                                                          Louise B.
                                                                                                                          Tollefson
                                                                                                                          2000
                                                                                                                          Florida
                                                                                                                          Intangible
                                                                                                                          Tax Trust
                                                                                                                          dated
                                                                                                                          12/12/00
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par value $1.00                                                                                             As benefi-
per share                                                                                             96,600        I     ciary of
                                                                                                                          Louise B.
                                                                                                                          Tollefson
                                                                                                                          and
                                                                                                                          Bennett H.
                                                                                                                          Tollefson
                                                                                                                          Charitable
                                                                                                                          Remainder
                                                                                                                          Unitrust
                                                                                                                          dated
                                                                                                                          3/24/98
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par value $1.00
per share                                                                                              5,262        D     By Self
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, par value $1.00                                                                                             By
per share                                                                                           1,402***        I     Spouse***
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

                                   Page 1                                 (OVER)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Call Option                                                   2/20/02            Common
(obligation to sell) (1)     2/20/02   S              900,000   (2)    (3)       Stock     900,000  0       0          I      (4)
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

*** Louise B. Tollefson disclaims beneficial ownership of these shares.
(1) The option exercise price ranges from $19.00 per share to $22.00 per share, depending on the date of purchase.
(2) The aggregated options (including those granted by the reporting person as well those granted by the other parties to the Voting Agreement referred to in note 3 below) may not be exercised in an amount which represents 10% or more of all of the voting power of NYMAGIC, Inc. ("NYMAGIC") until the New York Superintendent of Insurance approves the options or determines that no such approval is necessary.
(3) The options were granted pursuant to a voting agreement (the "Voting Agreement") dated as of February 20, 2002 among Mariner Partners, Inc. ("Mariner") and certain shareholders of NYMAGIC. The option expires 30 days after the termination of the Voting Agreement. The termination date of the Voting Agreement is the first to occur of (i) February 15, 2005, (ii) the merger, consolidation, sale of sustantially all assets, dissolution or liquidation of NYMAGIC, (iii) the resignation of Mariner, or (iv) termination of Mariner by the other parties to the Voting Agreement under the circumstances specified in the Voting Agreement.
(4) At the discretion of Robert G. Simses, who is the trustee or co-trustee of each of the following trusts, the underlying stock may come from: 1,080,667 Shares of NYMAGIC held by the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00, 39,288 shares held by the Louise B. Blackman Tollefson Family Foundation dated 3/24/98, 349,123 Shares held by the Louise
    B. Tollefson Charitable Lead Annuity Trust dated 3/30/00 and/or 345,533 Shares of NYMAGIC held by the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00.


/s/ Bennett H. Tollefson                                     March 9, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Bennett H. Tollefson, as Attorney-in-Fact for
           Louise B. Tollefson


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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